Positive Data from Trovagene Phase 1b/2 Study of Onvansertib Featured in Oral Presentation at European Society for Medical Oncology (ESMO) Conference

•	Administration of onvansertib in combination with standard-of-care chemotherapy is safe and well-tolerated and resulted in anti-leukemic activity that appears to be sustainable over time

•	Strong correlation between biomarker positive patients and treatment response; observed in 6 of 9 biomarker positive patients versus 1 of 11 biomarker negative patients

•	Phase 2 open to enrolling 32 patients for treatment with onvansertib at the recommended dose of 60mg/m2, in combination with decitabine, to further assess safety and efficacy
SAN DIEGO (September 30, 2019) – Trovagene, Inc. (Nasdaq: TROV), a clinical-stage, Precision Cancer Medicine™ oncology therapeutics company developing drugs that target cell division (mitosis), for the treatment of various cancers including leukemia, prostate and colorectal, today announced that results from the Company’s Phase 1b/2 study of onvansertib in patients with relapsed/refractory acute myeloid leukemia (AML) were presented in an oral plenary session at the 2019 European Society for Medical Oncology (ESMO) Conference in Barcelona, Spain, on Saturday, September 28th. The presentation highlighted the favorable safety profile and clinical efficacy of onvansertib, as well as correlative biomarker data from the recently completed Phase 1b trial.
The oral presentation at ESMO is available for download from the Scientific Presentations page on the Trovagene website at https://trovageneoncology.com/scientific-presentations/.

“These data from this ongoing clinical trial in patients with relapsed/refractory AML support that the combination of onvansertib with either low dose cytarabine or decitabine appear to be feasible, safe and well tolerated up through the 60mg/m2 dose of onvansertib,” said Dr. Amer Zeidan, lead investigator and assistant professor of Medicine at the Yale School of Medicine, and Hematology expert at Yale Cancer Center. “While the recently completed dose escalation part of the study focused on evaluating the safety of the combinations, we see evidence of clinical activity, particularly with onvansertib in combination with decitabine. We hope to better understand the efficacy profile of this combination as we go into the Phase 2 expansion part of the trial.”

“We continue to be encouraged by our biomarker data which indicates a correlation between biomarker positive patients and their response to treatment with onvansertib,” said Dr. Mark Erlander, Chief Scientific Officer of Trovagene. “As we move forward, we plan to further develop the biomarker assay to enable us to proactively identify patients who are most likely to respond to treatment.”

Oral Presentation Highlights
Background:

•	Onvansertib is an oral, highly-selective Polo-like Kinase 1 (PLK1) inhibitor with a half-life of ~24 hours

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PLK1 inhibition by onvansertib, assessed via a simple blood test and shown as changes in the phosphorylation of its direct substrate, the translational controlled tumor protein, TCTP, is a biomarker for identifying patients most likely to respond to treatment

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Patients eligible for enrollment in the Phase 1b/2 trial are treatment naïve and not candidates for induction therapy or have relapsed/refractory disease to up to 3 prior regimens (Phase 1b) and 1 prior regimen (Phase 2), including those resistant to treatment with venetoclax

Treatment Summary as of June 1, 2019
Safety and Tolerability:

•	Treatment was well tolerated with no unexpected toxicities reported

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No dose limiting serious adverse events or trial related deaths were attributed to onvansertib (Grade 3 or 4 adverse events possible related to onvansertib included 10 (30%) hematologic and 1 (3%) non-hematologic)

•	The maximum tolerated dose (MTD) was not reached through onvansertib dose level of 60mg/m2, but was subsequently achieved at the 90mg/m2 dose level
Preliminary Efficacy:

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In the onvansertib plus decitabine arm, of the 12 patients evaluable for efficacy at onvansertib doses ranging from 12mg/m2 to 40mg/m2, 3 patients achieved the primary efficacy endpoint of objective response (2 CRs - 1 at onvansertib 27mg/m2, 1 at onvansertib 40mg/m2 and 1 CRi at onvansertib 27mg/m2)

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In the onvansertib plus low-dose cytarabine arm, of the 12 patients evaluable for efficacy at onvansertib doses ranging from 12mg/m2 to 40mg/m2, 1 patient achieved the primary efficacy endpoint of objective response (CRi at onvansertib 40mg/m2); LDAC arm was discontinued following completion of onvansertib 60mg/m2 cohort

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Phase 1b has been successfully completed and the Phase 2 open-label, single-arm trial is enrolling patients for treatment with the recommended Phase 2 dose (RP2D) of onvansertib at 60mg/m2 in combination with decitabine to continue assessing safety and efficacy

Biomarker Analysis:

•	Of the 24 evaluable patients, 9 (38%) were biomarker positive across both arms

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There is a strong correlation between biomarker positive patients and response to treatment with onvansertib; 6 of 9 biomarker positive patients had a decrease in bone marrow blasts of ≥ 50%, versus 1 of 11 in the biomarker negative patients

•	Among the 4 patients with CR (CR + CRi) 3 were biomarker positive and 1 was borderline biomarker positive

•	Further biomarker validation is continuing including development of a second-generation assay that is more sensitive and quantitative

About the Phase 2 Clinical Trial of Onvansertib in AML
The Phase 2 AML trial (NCT03303339) of onvansertib in combination with decitabine will enroll 32 patients who are either treatment naïve and not candidates for induction therapy or who have relapsed disease after treatment with one prior regimen. Patients will receive onvansertib, administered orally, on days 1 through 5 of each 21-28-day cycle in combination with decitabine. The primary efficacy endpoint of objective response (CR + CRi) will be assessed in patients who complete at least 1 cycle of treatment.
About Onvansertib
Onvansertib is a first-in-class, third-generation, oral and highly-selective adenosine triphosphate (ATP) competitive inhibitor of the serine/threonine polo-like-kinase 1 (PLK1) enzyme, which is over-expressed in multiple cancers including leukemias, lymphomas and solid tumors. Onvansertib targets the PLK1 isoform only (not PLK2 or PLK3), is orally administered and has a 24-hour half-life with only mild-to-moderate side effects reported. Trovagene believes that targeting only PLK1 and having a favorable safety and tolerability profile, along with an improved dose/scheduling regimen will significantly improve on the outcome observed in previous studies with a former panPLK inhibitor in AML.
Onvansertib has demonstrated synergy in preclinical studies with numerous chemotherapies and targeted therapeutics used to treat leukemias, lymphomas and solid tumor cancers, including irinotecan, FLT3 and HDAC inhibitors, taxanes and cytotoxins. Trovagene believes the combination of onvansertib with other compounds has the potential to improve clinical efficacy in acute myeloid leukemia (AML), metastatic castration-resistant prostate cancer (mCRPC), non-Hodgkin lymphoma (NHL), colorectal cancer and triple-negative breast cancer (TNBC), as well as other types of cancer.
Trovagene has three ongoing clinical trials of onvansertib: A Phase 2 trial of onvansertib in combination with Zytiga® (abiraterone acetate)/prednisone in patients with mCRPC who are showing signs of early progressive disease (rise in PSA but minimally symptomatic or asymptomatic) while currently receiving Zytiga® (NCT03414034); a Phase 1b/2 Study of onvansertib in combination with FOLFIRI and Avastin® for second-line treatment in patients with mCRC with a KRAS mutation (NCT03829410); and a Phase 1b/2 clinical trial of onvansertib in combination with low-dose cytarabine or decitabine in patients with relapsed or refractory AML (NCT03303339). Onvansertib has been granted orphan drug designation by the FDA in the U.S. and by the EC in the European Union for the treatment of patients with AML.
Trovagene licensed onvansertib (also known as NMS-1286937 and PCM-075) from Nerviano Medical Sciences (NMS), the largest oncology-focused research and development company in Italy, and a leader in protein kinase drug development. NMS has an excellent track record of licensing innovative drugs to pharma/biotech companies, including Array (recently acquired by Pfizer), Ignyta (acquired by Roche) and Genentech.
About Trovagene, Inc.
Trovagene is a clinical-stage, Precision Cancer Medicine™ oncology therapeutics company developing drugs that target cell division (mitosis), for the treatment of various cancers including leukemias, lymphomas and solid tumors. Trovagene has intellectual property and proprietary technology that enables the Company to analyze circulating tumor DNA (ctDNA) and clinically actionable markers to identify patients most likely to respond to specific cancer therapies. Trovagene plans to continue to vertically integrate its tumor genomics technology with the development of targeted cancer therapeutics. For more information, please visit https://www.trovageneoncology.com.

Forward-Looking Statements
Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be identified by the use of words such as "anticipate," "believe," "forecast," "estimated" and "intend" or other similar terms or expressions that concern Trovagene's expectations, strategy, plans or intentions. These forward-looking statements are based on Trovagene's current expectations and actual results could differ materially.  There are a number of factors that could cause actual events to differ materially from those indicated by such forward-looking statements.  These factors include, but are not limited to, our need for additional financing; our ability to continue as a going concern; clinical trials involve a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results; our clinical trials may be suspended or discontinued due to unexpected side effects or other safety risks that could preclude approval of our product candidates; uncertainties of government or third party payer reimbursement; dependence on key personnel; limited experience in marketing and sales; substantial competition; uncertainties of patent protection and litigation; dependence upon third parties; our ability to develop tests, kits and systems and the success of those products; regulatory, financial and business risks related to our international expansion and risks related to failure to obtain FDA clearances or approvals and noncompliance with FDA regulations. There are no guarantees that any of our technology or products will be utilized or prove to be commercially successful.  Additionally, there are no guarantees that future clinical trials will be completed or successful or that any precision medicine therapeutics will receive regulatory approval for any indication or prove to be commercially successful. Investors should read the risk factors set forth in Trovagene's Form 10-K for the year ended December 31, 2018, and other periodic reports filed with the Securities and Exchange Commission.  While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and Trovagene does not undertake any obligation to update publicly such statements to reflect subsequent events or circumstances.

Trovagene Contact:
Vicki Kelemen
VP, Clinical Development and Investor Relations
858-952-7652
vkelemen@trovagene.com